                                                             FILE NO. 333-135375
                                                      1940 ACT FILE NO. 811-3722

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit
Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust:

              EQUITY OPPORTUNITY TRUST,
              SPECIAL SITUATIONS SERIES 13

     B.   Name of Depositor:

              UBS FINANCIAL SERVICES INC.

     C.   Complete address of Depositor's principal executive office:

              UBS FINANCIAL  SERVICES INC.
              1285 Avenue of the Americas
              New York, New York 10019

     D.   Name and complete address of agents for service:

              UBS FINANCIAL SERVICES INC.
              Attention: Mr. Richard Stewart
              1000 Harbor Boulevard
              Weehawken, New Jersey 07086

          Copy to:

              CARTER LEDYARD & MILBURN LLP
              Attention: Kathleen H. Moriarty, Esq.
              2 Wall Street
              New York, New York 10005

     E.   Title and amount of securities being registered:

              An indefinite number of Units pursuant to Rule 24f-2 of the Investment
              Company Act of 1940.

     F.   Proposed  maximum offering price to the public of the securities being registered:

              Indefinite pursuant to Rule 24f-2.

     G.   Amount of filing fee:

              None required pursuant to Rule 24f-2.

     H.   Approximate date of proposed sale to public:

              AS SOON AS PRACTICABLE  AFTER THE EFFECTIVE  DATE OF
              THE  REGISTRATION STATEMENT

     /X/  CHECK  BOX  IF  IT IS  PROPOSED  THAT  THIS  FILING  WILL  BECOME
          EFFECTIVE ON JULY 19, 2006 AT 3:00 P.M. PURSUANT TO RULE 487.

                            EQUITY OPPORTUNITY TRUST,
                          SPECIAL SITUATIONS SERIES 13

                              Cross Reference Sheet
                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------
I.  Organization and General Information
    ------------------------------------

1.  (a) Name of Trust                           ) Front Cover
    (b) Title of securities issued              )

2.  Name and address of Depositor               ) Back Cover

3.  Name and address of Trustee                 ) Back Cover

4.  Name and address of principal               ) Back Cover
    Underwriter                                 )

5.  Organization of Trust                       ) The Trust

6.  Execution and termination of                ) The Trust
    Trust Agreement                             ) Termination of the
                                                  Trust
                                                )

7.  Changes of name                             ) *

8.  Fiscal Year                                 ) *

9.  Litigation                                  ) *

                    II. General Description of the Trust and
                            Securities of the Trust
                            -----------------------

10. General Information regarding Trust's       ) Brief Description of the
                                                  Trust's Investment
                                                  Portfolio; the
                                                  Composition of the
                                                  Trust Portfolio

Securities and Rights of Unitholders            ) Rights of Unitholders

----------

* Not applicable, answer negative or not required.

(a) Type of Securities                          ) The Trust
   (Registered or  Bearer)                      )

(b) Type of Securities                          ) The Trust
    (Cumulative or Distributive)                )

(c) Rights of Holders as to                     ) Rights of Unitholders;
    Withdrawal or Redemption                    ) Redemption;
                                                ) Public Offering of
                                                ) Units, Secondary
                                                ) Market for Units
                                                ) Exchange Option

(d) Rights of Holders as to                     ) Public Offering of
    conversion, transfer, etc.                  ) Units; Administration
                                                ) of the Trust

(e) Rights of Trust issues periodic             ) *
    payment plan certificates                   )

(f) Voting rights as to Securities              ) Rights of Unitholders;
    under the Indenture                         ) Amendment of the
                                                ) Indenture and Termination
                                                ) of the Trust

(g) Notice to Holders as to                     )
    change in                                   )
    (1) Assets of Trust                         )
    (2) Terms and Conditions                    )
        of Trust's Securities                   )
    (3) Provisions of Trust                     ) Amendment of the
                                                  Indenture;
    (4) Identity of Depositor                   ) Administration of the Trust-
        and Trustee                             ) Portfolio Supervision

(h) Consent of Security Holders                 )
    required to change                          )

    (1) Composition of assets                   )  Amendment of the Indenture
        of Trust
    (2) Terms and conditions                    )  Amendment of the Indenture
         of Trust's Securities                  )
    (3) Provisions of Indenture                 )  Portfolio Supervision
    (4) Identity of Depositor and               )  Sponsor; Trustee
        Trustee                                 )

11.     Type of securities comprising           ) The Trust; Rights of Unit-
        security holder's interest              ) holders; Administration of
                                                ) the Trust-Portfolio
                                                ) Supervision

----------
* Not applicable, answer negative or not required.

12.     Information concerning periodic         )   *
        payment certificates                    )

13.     (a) Load, fees, expenses, etc.          )  Fees and Expenses;
                                                   Essential Information Regarding
                                                   The Trust; Public Offering Price of
                                                )  Units, Administration of
                                                )  the Trust, Expenses of the
                                                )  Trust

        (b)    Certain information regarding    )   *
               periodic payment certificates    )

        (c)    Certain percentages              )  Public Offering of Units

        (d)    Certain other fees, etc.         )
               payable by holders               )  Fees and Expenses;
                                                   Essential Information Regarding
                                                   The Trust;

        (e)    Certain profits receivable by    )  Public Offering of Units-
               depositor, principal under-      )  Public Offering Price;
               writers, trustee or affiliated   )  - Sponsor's Profit-Secondary
               persons                          )  Market for Units

        (f)    Ratio of annual charges to       )  *
               income                           )

14.     Issuance of trust's securities          )  The Trust
                                                )  Public Offering of Units

15.     Receipt and handling of payments        )  Public offering of Units
        from purchasers                         )

16.     Acquisition and disposition of          )  The Trust, Administration Underlying
        Securities                              )  of the Trust, Amendment of
                                                )  the Indenture, Termination
                                                )  of the Trust

17.     Withdrawal or redemption                )  Public Offering of Units
                                                )  Administration of the Trust

18.     (a)    Receipt and disposition of       )  Distributions, The Trust,
               income                           )  Administration of the Trust

        (b) Reinvestment of distributions       ) Reinvestment Plan

        (c)    Reserves or special fund         )  Distributions, Redemption,
                                                )  Expenses of the Trust,
                                                )  Termination of the Trust,
                                                )  Amendment of the Indenture

----------
* Not applicable, answer negative or not required.

        (d)    Schedule of distribution         )   *

19.     Records, accounts and report            )  Distributions, Administra-
                                                )  tion of the Trust

20.     Certain miscellaneous provisions        ) Trustee, Sponsor, Termina-
        of trust agreement                      ) tion of the Trust, Amend-
                                                ) ment of the Indenture

21.     Loans to security holders               )   *

22.     Limitations on liability                )  Sponsor, Trustee, Redemp-
                                                )  tion

23.     Bonding arrangements                    )  Included in Form N-8B-2

24.     Other material provisions of            )   *
        trust agreement                         )

                         III. Organization Personnel and
                         Affiliated Persons of Depositor
                         -------------------------------

25.     Organization of Depositor               )  Sponsor

26.     Fees received by Depositor              )  Public Offering of
                                                )  Units-Public Offering
                                                )  Price, Expenses of the
                                                )  Trust

27.     Business of Depositor                   )  Sponsor

28.     Certain information as to               )  Sponsor
        officials and affiliated                )
        persons of Depositor                    )

29.     Voting securities of Depositor          )   *

30.     Persons controlling Depositor           )  Sponsor

31.     Payments by Depositor for certain       )   *
        other trust services                    )

32.     Payments by Depositor for certain       )   *

        certain other services                  )
        rendered to trust                       )

33.     Remuneration of employees of            )   *
        Depositor for certain services          )
        rendered to trust                       )

----------
* Not applicable, answer negative or not required.

34.     Remuneration of other persons           )   *
        for certain services rendered           )
        to trust                                )

                  IV. Distribution and Redemption of Securities
                  ---------------------------------------------

35.     Distribution of trust's                 )  Public Offering of Units
        securities by states                    )

36.     Suspension of sales of trust's          )   *
        securities                              )

37.     Revocation of authority to              )   *
        distribute                              )

38.     (a)    Method of distribution           )  Distributions; Public Offering of
                                                   Units
        (b)    Underwriting agreements          )  The Trust, Administration
        (c)    Selling agreements               )  of The Trust

39.     (a)    Organization of principal        )  Sponsor
               Underwriter                      )
        (b)    N.A.S.D. membership of           )  Sponsor
               principal underwriter            )

40.     Certain fees received by                )  Public Offering of Units,
        principal underwriter                   )  Expenses of the Trust

41.     (a)    Business of principal            )  Sponsor
               underwriter                      )

        (b)    Branch officers of principal     )
               underwriter                      )

        (c)    Salesman of principal            )   *
               underwriter                      )

42.     Ownership of trust's securities         )   *
        by certain persons                      )

43.     Certain brokerage commissions           )   *

        received by principal underwriter       )

44.     (a)    Method of valuation              )  Public Offering of Units;
                                                )  Valuation
        (b)    Schedule as to offering price    )   *

        (c)    Variation in Offering            ) Public Offering of Units; Price to
               certain persons                  ) Administration of the Trust

----------
* Not applicable, answer negative or not required.

45.     Suspension of redemption rights         )   *

46.     (a)    Redemption valuation             )  Public Offering of Units
                                                )  -Public Offering Price
                                                )  -Secondary Market for Units
                                                )  Valuation, Redemption

        (b)    Schedule as to redemption        )   *
               price                            )

               V. Information concerning the Trustee or Custodian
               --------------------------------------------------

47.     Maintenance of position in              )  Redemption, Public Offering
        underlying securities                   )  of Units-Public Offering
                                                )  Price

48.     Organization and regulation of          )  Trustee
        Trustee                                 )

49.     Fees and expenses of Trustee            )  Fees and Expenses; Expenses of the Trust

50.     Trustee's lien                          )  Expenses of the Trust

          VI. Information concerning Insurance of Holders of Securities
          -------------------------------------------------------------

51.     (a)    Name and address of Insurance    )   *
               Company                          )
        (b)    Type of policies                 )   *
        (c)    Type of risks insured and        )   *
               excluded                         )
        (d)    Coverage of policies             )   *
        (e)    Beneficiaries of policies        )   *
        (f)    Terms and manner of              )   *
               cancellation                     )
        (g)    Method of determining premiums   )   *
        (h)    Amount of aggregate premiums     )   *
               paid                             )
        (i)    Who receives any part of         )   *
               premiums                         )
        (j)    Other material provisions of     )   *
               the Trust relating to insurance  )

----------
* Not applicable, answer negative or not required.

                            VII. Policy of Registrant
                            -------------------------

52.     (a)    Method of selecting and          )  Brief Description of the Trust Portfolio;
               eliminating securities from      )  The Composition of the Trust Portfolio;
               the Trust                        )  The Trust, Administration of the Trust
        (b)    Elimination of securities        )   *
               from the Trust                   )
        (c)    Policy of Trust regarding        )  The Trust, Administration
               substitution and elimination     )  of the Trust
               of securities                    )
        (d)    Description of any funda-        )  The Trust, Administration
               mental policy of the Trust       )  of the Trust-Portfolio
                                                )  Supervision

53.     (a)    Taxable status of the Trust      )  Federal Income Taxes
        (b)    Qualification of the Trust as    )
               a regulated investment company   )  Federal Income Taxes

                   VIII. Financial and Statistical Information
                   -------------------------------------------

54.     Information regarding the Trust's       )   *
               past ten fiscal years            )

55.     Certain information regarding           )   *
        periodic payment plan certificates      )

56.     Certain information regarding           )   *
        periodic payment plan certificates      )

57.     Certain information regarding           )   *
        periodic payment plan certificates      )

58.     Certain information regarding           )   *
        periodic payment plan certificates      )

59.      Financial statements                   )  Statement of Net Assets
        (Instruction 1(c) to Form S-6)          )

----------
* Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities
Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Equity Opportunity Trust
Special Situations Series 13
‘‘Global Dividend Ruler’’ Stocks

(A Unit Investment Trust)

UBS Financial Services Inc. has devised a set of criteria that identifies ‘‘Global Dividend Ruler’’ stocks whose historical dividend growth has been ‘‘as straight as a ruler’’ during the past 10 year period (see ‘‘Investment Strategy—The ‘‘Global Dividend Ruler’’ Stocks’’ in Part A of this Prospectus).

• Designed for Total Return From:

• Current Dividend Income

• Capital Appreciation

• Professional Selection

• Diversification

• Optional Reinvestment of Cash Distributions

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

SPONSOR:

UBS Financial Services Inc.

This Prospectus consists of two parts: Part A and Part B.

Prospectus Part A dated July 19, 2006

EQUITY OPPORTUNITY TRUST, SPECIAL SITUATIONS SERIES 13 - PROSPECTUS PART A

Brief Description of the Trust

1.    Objectives and Goals

•	The Equity Opportunity Trust, Special Situations Trust Series 13 - ‘‘Global Dividend Ruler’’ Stocks (‘‘Trust’’) seeks total return through dividend income and capital appreciation by investing for approximately 16 months in a fixed portfolio of 34 domestic stocks and foreign stocks held in the form of American Depositary Receipts (‘‘ADRs’’) (‘‘Portfolio’’) chosen by UBS Financial Services Inc., the Sponsor.

•	The 34 domestic stocks and ADRs, chosen by the Sponsor on July 17, 2006, were included in the Portfolio because they best met the Sponsor’s criteria for ‘‘global dividend ruler’’ stocks and, in the Sponsor’s opinion, have stable and likely growing dividend income potential.

•	You can invest in the Portfolio by purchasing units of the Trust (‘‘Units’’). Each Unit represents an equal share of the Portfolio domestic stocks and ADRs and is entitled to an equal share of dividend income generated by such stocks after deducting Trust expenses.

2.    Investment Strategy — The ‘‘Global Dividend Ruler’’ Stocks

Although dividends have always been a significant component of historical return, the Sponsor believes that they have deservedly regained investors’ attention, especially since the May 2003 tax cut sharply reduced the dividend tax rate to 15%. The Sponsor observes that with the tax rate on dividends and capital gains now equal, many companies are responding by initiating or increasing dividends. In the Sponsor’s opinion, rising dividend pay out ratios and dividend per share growth rates will enhance stock returns, providing investors with a stable, and likely growing, income stream along with capital appreciation potential.

Therefore, the Sponsor created its ‘‘global dividend ruler’’ strategy in order to identify companies that have had a history of consistently increasing dividends along with earnings. Although past performance is no guarantee of future results, the Sponsor believes that stocks issued by companies which meet all four of the criteria set forth below should benefit from the re-emergence of dividends: these are stocks whose historical dividend growth has been ‘‘straight as a ruler’’ during the past ten year period.

The Portfolio contains 34 domestic stocks and ADRs chosen by the Sponsor on July 17, 2006 because as of that date all such stocks met each of the four criteria of the ‘‘global dividend ruler’’ strategy set forth below:

•	a dividend yield greater than the yield of the S&P 500 Index;

•	rated Buy 1 or Buy 2 by UBS Investment Research (See ‘‘UBS Investment Research Ratings System’’ below);

•	a 10-year compound average growth rate of dividends per share greater than 4%; and

•	exhibited the greatest consistency of their last 40 quarterly cash dividend payments[1].

[1]	Using historical data, the Sponsor measured the consistency of a stock's cash dividend payment over the past 40 quarters by determining a linear ‘‘best fit’’ line for each stock's cash dividend payment over such period. The stocks that demonstrated the least amount of deviation from this straight line were deemed to have the most consistent dividend growth.

While applying each of these four criteria to current dividend paying stocks, the Sponsor isolated the actual dividend payment as the main criterion to find stocks that grow their dividends not only at a healthy rate, but also consistently.

In addition to the above characteristics, the Portfolio includes a mix of stocks diversified across various sectors. The Sponsor observes that many of the ‘‘global dividend ruler’’ stocks tend to be issued by companies in the less cyclical sectors of the economy.

Certain of the Global Dividend Ruler stocks in the Portfolio are ADRs, which are negotiable U.S. securities that generally represent a non-U.S. company's publicly traded equity or debt. Generally, ADRs are designed for use in the U.S. securities markets. American Depositary Receipts are created when a broker purchases the non-U.S. company's shares on that company's home stock market and delivers those shares to the depositary's local custodian bank, who then instructs the depositary bank to issue ADRs. American Depositary Receipts may also be purchased in the U.S. secondary trading market and ADRs may trade freely, just like any other security, either on an exchange, NASDAQ or in the over-the-counter market, and can be used to raise capital. American Depositary Receipts are receipts typically issued by an American bank or trust company that evidence ownership of underlying securities issued by a foreign corporation; the ADRs may not necessarily be denominated in the same currency as the underlying securities into which they may be converted.

Summary of Risks

You can lose money by investing in the Trust. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1.    Special Risks of Investing in the Trust

•	Stock prices can be volatile.

•	Share prices may decline during the life of the Trust.

•	The Trust may continue to purchase or hold stocks originally selected even though their dividend payments, market value or yield may have changed.

2.    Risks of Investing in the Trust

Certain risks are involved with an investment in a unit trust that holds common stocks. For example:

The Trust Is Not ‘‘Managed’’

•	The Trust holds a fixed Portfolio of stocks chosen on July 17, 2006 prior to the date of this Prospectus. Because the Trust’s Portfolio is fixed and not managed like a mutual fund, the Trust will not buy and sell Portfolio stocks because of market changes.

•	The Trust may, in the future, continue to buy more of the Portfolio stocks when additional Units are offered to the public or for the Reinvestment Plan (described in Part B of this Prospectus), even though those stocks may no longer be rated Buy 1 or Buy 2 by UBS Investment Research.

•	American Depositary Receipts are subject to additional risks (See ‘‘Schedule of Investments’’ and ‘‘Risk Factors and Special Considerations’’ herein) and are subject to certain investment risks that are different from those experienced by stocks issued by domestic issuers. These investment risks include potential future political and economic developments and the potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying the ADRs. Also, ADRs may be subject to current foreign taxes, which could reduce the yield on such securities.

•	In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency and are therefore subject to currency exchange rate risk. Currency exchange rate risk occurs because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. Exchange rate fluctuations are dependent on a number of economic factors including the world economy and the economic conditions within the relevant country, supply and demand of the relevant currency, interest rate differentials between currencies, the balance of imports and exports of goods and services, monetary and fiscal policies of the relevant country, perceived political stability and investor psychology, especially that of institutional investors predicting the future relative strength or weakness of a particular currency.

The Trust May Sell Portfolio Stocks

•	The Portfolio may not remain constant during the life of the Trust. The Trustee may be required to sell Portfolio stocks to pay expenses, and/or to meet redemptions. Stocks will be sold in a way to maintain, as closely as possible, the proportionate relationship among the stocks. Specific Portfolio stocks may also be sold, exchanged or tendered under certain circumstances or in the event certain serious negative events occur with respect to those stocks.

•	The sale of stocks from the Trust in the period prior to termination and upon termination may result in a lower return on investment than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.

•	If many investors sell their Units, the Trust will have to sell Portfolio stocks. This could reduce the diversification of your investment and increase your share of Trust expenses.

The Price and Value of Units Will Fluctuate During the Trust’s Term

•	The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.

•	Assuming no changes occur in the prices of the Portfolio stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge and because of the deduction of various charges, fees and expenses.

•	The stocks in the Trust’s Portfolio are generally highly liquid, but the value of the Trust’s Portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.

•	Additional Portfolio stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust’s payment of these brokerage fees and other expenses.

Financial Services Industry Concentration Risk

•	Because approximately 47% of the Trust is invested in financial services companies, the Trust is considered to be concentrated in the financial services industry, which includes banks, thrifts, financial services companies, and investment firms. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession;

volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact this sector. Financial services companies are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which may limit the amounts and types of loans and other financial commitments that they can make.

•	Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit more efficient use of customer data.

•	Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial services products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial services companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

3.    General Risks of Investing in Stocks

Investing always involves risks. The risks described below are the most significant risks associated with investing in the Portfolio stocks held by the Trust.

•	The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust’s stocks in particular.

•	The stocks held by the Trust may not perform as well as expected, and other trusts with similar investment objectives may hold stocks that outperform the Trust’s stocks during the Trust’s lifetime.

•	Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.

•	Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.

Description of UBS Investment Research Ratings System

UBS Financial Services Inc. used the UBS Investment Research ratings system in the analysis and selection of the securities contained in the Trust. The ratings are as follows:

The UBS Equity Ratings System

UBS rating	Definition	UBS rating	Definition	Rating category
Buy 1	FSR[1] is > 10% above the MRA[2], higher degree of predictability[3]	Buy 2	FSR[1] is > 10% above the MRA[2], lower degree of predictability[3]	Buy
Neutral 1	FSR[1] is between –10% and 10% of the MRA[2], higher degree of predictability[3]	Neutral 2	FSR[1] is between –10% and 10% of the MRA[2], lower degree of predictability[3]	Hold/Neutral
Reduce 1	FSR[1] is > 10% below the MRA[2], higher degree of predictability[3]	Reduce 2	FSR[1] is > 10% below the MRA[2], lower degree of predictability[3]	Sell

[1]	Forecast Stock Return (FSR) is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months.

[2]	Market Return Assumption (MRA) is defined as the one-year local market interest rate plus 5% (an approximation of the equity risk premium).

[3]	Predictability Level: The predictability level indicates an analyst’s conviction in the FSR. A predictability level of ‘1’ means that the analyst’s estimates of FSR is in the middle of a narrower, or smaller, range of possibilities. A predictability of ‘2’ means that the analyst’s estimate of FSR is in the middle of a broader, or larger, range of possibilities.

Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.

Fees and Expenses

Unitholder Fees

As a percentage of $10,000 invested
Creation and Development Fee (.25% of NAV, max. of 0.30% of your initial investment)	.30% max.*
Sales Charges	2.50% max.**
Total Maximum Sales Charges	2.80% max.

*	You will pay less than this amount unless the average net asset value (NAV) of the Trust through the date of collection is considerably higher than your initial investment. See the table contained in the Creation and Development Fee discussion below for examples.

**	Unitholders will pay less than this amount if they are entitled to a volume discount based on minimum amounts invested, eligible for an employee discount, purchasing through certain eligible fee-based accounts or eligible for reduced Sales Charges in connection with an exchange option or a conversion option, all as discussed in ‘‘Public Offering of Units’’ in Part B of this Prospectus.

Estimated Annual Operating Expenses of the Trust

This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, and assumes an investment of $10,000, when investing in Units of the Trust.

	Amount as a % of net assets (as of the first day of the Trust)	Amount per $10,000 invested (as of the first day of the Trust)
Trustee’s Fee	.172%	$17.00
Portfolio, Bookkeeping and Administrative Expenses	.091%	$9.00
Other Operating Expenses	.024%	$2.40
Total	.287%	$28.40
Estimated Initial Organization Costs of the Trust*	.253%	$25.00

*	Applicable only to purchasers of Units during the initial offering period, which is approximately three (3) months (‘‘Initial Offering Period’’).

Example

This example may help you compare the cost of investing in the Trust to the cost of investing in other investment vehicles.

The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust’s annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$328	$649	$1,098	$2,258

See ‘‘Expenses of the Trust’’ in Part B of this Prospectus for additional information regarding expenses.

Creation and Development Fee

The Creation and Development Fee is a charge of 0.25% computed at the end of the Initial Offering Period. It compensates the Sponsor for the creation and development of the Trust and is computed based on the Trust’s average daily net asset value through the date of collection. No portion of the Creation and Development Fee is applied to the payment of costs associated with marketing and distributing the Trust. The Creation and Development Fee may be more or less than 0.25% of your initial investment depending on the average net asset value through the date of collection. In no event, however, will Unitholders pay more than 0.30% of their initial investment. The following table shows how the Creation and Development Fee as a percentage of the initial investment may vary as average net asset value changes.

If initial investment was	and average daily net asset value on the date of collection is	the C&D Fee as a percentage of initial investment would be
$1,000	$1,200	0.30%*
$1,000	$1,000	0.25%
$1,000	$800	0.20%

*	This represents the maximum Creation and Development Fee.

Marketing and Distribution Fees

Unitholders will pay an Initial Sales Charge of 1%, plus six (6) monthly Deferred Sales Charges of $2.50 per 1,000 Units (totaling $15.00 per 1,000 Units), which will be deducted from the Trust’s net assets from January, 2007 through June, 2007. The Initial and Deferred Sales Charges cover the costs associated with marketing and distributing the Trust. See ‘‘Public Offering of Units’’ in Part B of this Prospectus for further details.

Brief Description of the Trust’s Investment Portfolio

The common stocks in the Trust’s Portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but whose primary industry is listed in the ‘‘Schedule of Investments’’ in this Prospectus Part A.

Primary Industry Source	Approximate Percentage of Aggregate Net Asset Value of the Trust
Beverages	5.87%
Building Products–Cement/Aggregates	2.94%
Commercial Banks Non-US	20.58%
Consumer Products	2.93%
Diversified Manufacturing Operations	11.76%
Diversified Operations–Commercial Services	2.95%
Finance-Mortgage Loan/Banker	2.93%
Foods	2.96%
Industrial Gases	2.94%
Insurance–Multi-Line	5.86%
Life/Health Insurance	2.92%
Medical–Drugs	2.94%
Medical Products	2.94%
Oil Companies–Integrated	8.88%
Printing	2.93%
Super-Regional Banks–US	14.72%
Tools-Hand Held	2.95%

Availability of Exchange Option

The Exchange Option applies to holders of Units of this Special Situations Trust who, during the life of the Trust, wish to ‘‘exchange’’ their Units for units of a different trust offered by UBS Financial Services Inc. and designated as an ‘‘Exchange Trust,’’ as described in Part B of this Prospectus under the heading ‘‘Public Offering of Units—Exchange Option.’’

Holders of Units of this Special Situation’s Trust may also elect to use the Exchange Option when this Trust is about to terminate and exchange into units of an available ‘‘Exchange Trust’’ at no Initial Sales Charge.

•	When this Trust is about to terminate, you may elect the Exchange Option and acquire units of certain other UBS Financial Services Inc. unit trusts designated as ‘‘Exchange Trusts’’ in Part B of this Prospectus under the heading ‘‘Public Offering of Units—Exchange Option.’’

•	Unitholders electing the Exchange Option may exchange their Units of this Trust for units of one or more Exchange Trusts, at no Initial Sales Charge. Units acquired through the Exchange Option will be subject to the Deferred Sales Charges, if any, applicable to units of an Exchange Trust.

•	If you elect the Exchange Option, your units will be sold and the sale proceeds of the sale will be used to acquire units of the Exchange Trust(s) you have designated for purchase, if such units are available.

•	If you decide not to elect the Exchange Option, you will receive a cash distribution after this Trust terminates. Of course, you may redeem your Units at any time (see ‘‘Redemption’’ in Part B of this Prospectus).

•	For a discussion of the tax effects of electing the Exchange Option, see ‘‘Public Offering of Units—Exchange Option’’ in Part B of this Prospectus. Unitholders are encouraged to consult with their own tax advisors as to the consequences to them of electing the Exchange Option.

Availability of Conversion Option

•	If you own units of any unit investment trust sponsored by a company other than UBS Financial Services Inc., and those units were initially offered at a maximum applicable sales charge of at least 2.50%, you may elect to apply the cash proceeds of the sale of those units directly to acquire, at a reduced sales charge, units of this Trust or any Exchange Trust under certain circumstances as described below in ‘‘Conversion Option’’ in Part B of this Prospectus.

Is this Investment Appropriate for You?

Yes, if you are seeking total return over the life of the Trust by investing in common stocks issued by companies that the Sponsor believes have dividend income and capital appreciation potential. You can benefit from a portfolio whose risk is reduced by investing in stocks of several different issuers from various industries.

No, if you want a managed investment that changes to take advantage of market movements, if you are uncomfortable with the Investment Strategy, you are unable or unwilling to assume the risks involved generally with equity investments or if you need high current income or seek preservation of capital.

ESSENTIAL INFORMATION REGARDING THE TRUST
As of July 18, 20061

Sponsor: UBS Financial Services Inc.
Trustee: Investors Bank & Trust Company

Initial Date of Deposit:    July 19, 2006

Total Value of Securities Held by the Trust:	$990,025
Total Number of Units[2]:	1,000,000
Fractional Undivided Interest in the Trust Represented by Each Unit:	1/1,000,000th
Calculation of Public Offering Price Per Unit[2,3]
Public Offering Price per Unit	$1.00
Less Reimbursement to Sponsor for Initial Organizational Costs[6]	$0.0025
Less Initial Sales Charge[4,9] of 1% of Offering Price (1.00% of net amount invested per 1,000 Units)	$0.01
Net Asset Value per Unit	$0.9875
Net Asset Value for 1,000,000 Units	$987,500
Divided by 1,000,000 Units[2]	$0.9875
Redemption Value[10]:	$0.975
Evaluation Time:	Closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 pm New York Time).
Income Account Distribution Dates[5]†:	September 25, 2006 and quarterly thereafter and on or after the Mandatory Termination Date.
Capital Account Distribution Dates[5]:	December 25, 2006 and on or after the Mandatory Termination Date. No distributions of less than $0.005 per Unit need be made from the Capital Account on any Distribution Date.
Record Dates:	September 10, 2006 and quarterly thereafter.
Mandatory Termination Date†:	October 31, 2007
Discretionary Liquidation Amount:	40% of the value of stocks upon completion of the deposit of the stocks.
Estimated Initial Organizational Costs of the Trust[6]:	$0.0025 per Unit.
Creation and Development Fee[7]:	$0.0025 per Unit.
Continued on page A-12

ESSENTIAL INFORMATION REGARDING THE TRUST (continued)

Estimated Annual Operating Expenses of the Trust[8]:	$0.00284 per Unit.
Trustee’s Fee	$0.00170 per Unit.
Portfolio Supervision, Bookkeeping and Administrative Expenses	$0.00090 per Unit.
Other Operating Expenses	$0.00024 per Unit.

[1]	The date prior to the Initial Date of Deposit.

[2]	As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $1.00, based on the July 19, 2006 4:00 p.m. Eastern time valuation of the stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

[3]	The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable sales charges and will vary on any date after July 19, 2006 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional stocks will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividends in the Income Account. (See ‘‘Summary of Certain Trust Features—Additional Deposits,’’ ‘‘Risk Factors and Special Considerations’’ and ‘‘Valuation’’ in Part B of this Prospectus.)

[4]	The Initial Sales Charge is 1.00% per 1,000 Units. The Initial Sales Charge is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges (see ‘‘Public Offering of Units’’ in Part B of this Prospectus). In addition, six (6) monthly Deferred Sales Charges of $2.50 per 1,000 Units will be deducted from the Trust’s net asset value from the seventh (7th) (January, 2007) through twelfth (12th) (June, 2007) months of the Trust’s 16 month life, aggregating $15.00 per 1,000 Units during such period.

[5]	See ‘‘Distributions’’ in Part B of this Prospectus.

[6]	Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust as described more fully in ‘‘Public Offering Price’’ in Part B of this Prospectus (the ‘‘Initial Organizational Costs’’). These costs have been estimated at $0.0025 per Unit based upon the expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

[7]	The Creation and Development Fee of .25% of the net assets of the Trust is a charge that compensates the Sponsor for the creation and development of the Trust. It is computed based on the Trust’s average daily net asset value through the date of collection. (See ‘‘Creation and Development Fee’’ in this Prospectus Part A.)

[8]	See ‘‘Expenses of the Trust’’ in Part B of this Prospectus. Estimated dividends from the stocks purchased, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell securities in an amount sufficient to pay such expenses. (See ‘‘Administration of the Trust’’ and ‘‘Expenses of the Trust’’ in Part B of this Prospectus.)

[9]	The sales charge will not be assessed on securities sold to reimburse the Sponsor for the Initial Organizational Costs.

[10]	This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges of $0.015 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs and the Creation and Development Fee (see ‘‘Risk Factors and Special Considerations’’ and ‘‘Comparison of Public Offering Price and Redemption Value’’ in Part B of this Prospectus).

†	If any specified date does not fall on a Business Day (as defined below), such date shall be the next Business Day immediately following such specified date, except in the case of a Record Date, in which case such Record Date shall be the Business Day immediately preceding such specified date. A ‘‘Business Day’’ is defined as any day that the New York Stock Exchange is open for business. For a complete list of current New York Stock Exchange holidays please see ‘‘Valuation’’ in this Prospectus Part B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
EQUITY OPPORTUNITY TRUST
SPECIAL SITUATIONS SERIES 13,

We have audited the accompanying Statement of Net Assets of Equity Opportunity Trust, Special Situations Series 13 (the ‘‘Trust’’), including the Schedule of Investments, as of July 19, 2006. This Statement of Net Assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this Statement of Net Assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Net Assets is free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Net Assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, and evaluating the overall Statement of Net Assets presentation. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the Statement of Net Assets as of July 19, 2006. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Net Assets referred to above presents fairly, in all material respects, the financial position of Equity Opportunity Trust, Special Situations Series 13, at July 19, 2006, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New York, New York
July 19, 2006

EQUITY OPPORTUNITY TRUST,
SPECIAL SITUATIONS SERIES 13
STATEMENT OF NET ASSETS
As of Initial Date of Deposit, July 19, 2006

NET ASSETS

Sponsor’s Contracts to Purchase underlying stocks backed by irrevocable letter of credit (a)	$990,025
Reimbursement to Sponsor for Initial Organizational Costs (b)	(2,500)
Total	$987,525
Units outstanding (c)	1,000,000

ANALYSIS OF NET ASSETS

Cost to investors (d)	$1,000,000
Less: Gross underwriting commissions (e)	(9,975)
Reimbursement to Sponsor for Initial Organizational Costs	(2,500)
Net Assets	$987,525

(a) The aggregate cost to the Trust of the stocks listed under ‘‘Schedule of Investments’’ in this Prospectus Part A is determined by the Trustee on the basis set forth under ‘‘Public Offering of Units—Public Offering Price’’ in Part B of this Prospectus. See also the column headed ‘‘Cost of Securities to Trust’’ under ‘‘Schedule of Investments’’ in this Prospectus Part A. Pursuant to contracts to purchase stocks, an irrevocable letter of credit drawn on JPMorgan Chase Bank, in the amount of $1,100,000 has been deposited with the Trustee, Investors Bank & Trust Company, for the purchase of $990,025 aggregate value of stocks in the initial deposits and for the purchase of stocks in subsequent deposits.

(b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust for sale as described more fully in ‘‘Public Offering Price’’ in Part B of this Prospectus (the ‘‘Initial Organizational Costs’’). These costs have been estimated at $0.0025 per Unit based upon the expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

(c) Because the value of stocks at the Evaluation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $1.00 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

(d) The aggregate public offering price is computed on the basis set forth under ‘‘Public Offering of Units—Public Offering Price’’ in Part B of this Prospectus.

(e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, Deferred Sales Charges of $2.50 per 1,000 Units, payable in six (6) equal monthly installments on the second Business Day prior to the tenth (10th) day of each month from the seventh (7th) through twelfth (12th) months of the Trust’s 16 month life for an aggregate amount of $15.00 per 1,000 Units, will be deducted. Amounts will be credited to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the Unitholders to the Sponsor will be met. The sales charges are computed on the basis set forth under ‘‘Public Offering of Units—Sales Charge and Volume Discount’’ in Part B of this Prospectus. Based on the projected total assets of $25,000,000, the estimated maximum Deferred Sales Charge would be $375,000.

EQUITY OPPORTUNITY TRUST
SPECIAL SITUATIONS SERIES 13

SCHEDULE OF INVESTMENTS

As of Initial Date of Deposit, July 19, 2006

COMMON STOCKS (1)

Primary Industry Source and Name of Issuer	Number of Shares	Cost of Securities To Trust(2)(3)
Beverages (5.87%)
Diageo plc	440	$28,965.20
The Coca-Cola Company	670	29,178.50
Building Products–Cement/Aggregates (2.94%)
Lafarge SA	1,040	29,151.20
Commercial Banks Non-US (20.58%)
ABN AMRO Holding NV	1,130	29,097.50
Australia and New Zealand Banking Group Limited	320	29,792.00
Bank of Ireland	430	28,891.70
Barclays PLC	670	29,178.50
HSBC Holdings plc	330	28,710.00
Royal Bank of Canada	710	28,989.30
The Toronto-Dominion Bank	580	29,052.20
Consumer Products (2.93%)
Kimberly-Clark Corporation	490	29,003.10
Diversified Manufacturing Operations (11.76%)
3M Co.	410	29,049.30
General Electric Company	900	29,214.00
Leggett & Platt, Incorporated	1,280	29,056.00
Siemens AG	370	29,156.00
Diversified Operations–Commercial Services (2.95%)
Bunzl plc	510	29,248.50
Finance-Mortgage Loan/Banker (2.93%)
Freddie Mac	510	28,973.10
Foods (2.96%)
Cadbury Schweppes plc	760	29,275.20
Industrial Gases (2.94%)
Air Products and Chemicals, Inc.	470	29,093.00
Insurance–Multi-Line (5.86%)
ING Groep N.V.	770	28,697.90
The Hartford Financial Services Group, Inc.	360	29,336.40

EQUITY OPPORTUNITY TRUST
SPECIAL SITUATIONS SERIES 13

SCHEDULE OF INVESTMENTS—CONTINUED

Primary Industry Source and Name of Issuer	Number of Shares	Cost of Securities To Trust(2)(3)
Life/Health Insurance (2.92%)
Lincoln National Corporation	530	$28,906.20
Medical–Drugs (2.94%)
Pfizer Inc.	1,290	29,128.20
Medical Products (2.94%)
Johnson & Johnson	480	29,088.00
Oil Companies – Integrated (8.88%)
BP plc	420	29,190.00
Eni S.p.A.	520	29,681.60
Total SA	460	29,049.00
Printing (2.93%)
Quebecor World	2,790	29,016.00
Super-Regional Banks–US (14.72%)
Bank of America Corporation	600	29,064.00
KeyCorp	820	29,142.80
SunTrust Banks, Inc.	370	29,004.30
U.S. Bancorp	940	29,215.20
Wells Fargo & Company	430	29,347.50
Tools–Hand Held (2.95%)
The Stanley Works	680	29,083.60
TOTAL INVESTEMENTS		$990,025.00

(1)	All Securities are represented entirely by contracts to purchase such Securities.

(2)	Valuation of the Securities by the Trustee was made as described in ‘‘Valuation’’ in Part B of this Prospectus as of the close of business on the Business Day prior to the Initial Date of Deposit.

(3)	There was no gain or loss to the Sponsor on the Initial Date of Deposit.

†	These are American Depositary Receipts which are U.S. dollar denominated and pay dividends in U.S. dollars but are subject to investment risks generally facing common stocks of foreign issuers (see ‘‘Risk Factors and Special Considerations’’ in Part B.)

Please note that if this Prospectus is used as a preliminary Prospectus for a future trust in this series, the Portfolio will contain different securities from those described above.

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Equity Opportunity Trust
Special Situations Series 13

The Securities and Exchange Commission has not approved or disapproved these Securities nor passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

SPONSOR:

UBS Financial Services Inc.

Prospectus Part B may not be distributed unless accompanied by
Prospectus Part A.

This Prospectus Part B contains a description of the important features of Equity Opportunity Trust, Special Situations Series 13 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.

This Prospectus consists of two parts: Part A and Part B.
Prospectus Part B dated July 19, 2006.

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EQUITY OPPORTUNITY TRUST
SPECIAL SITUATIONS SERIES 13
PROSPECTUS PART B

SUMMARY OF CERTAIN TRUST FEATURES

Trust Security Selection

UBS Financial Services Inc. used the UBS Investment Research ratings system in the analysis and selection of the securities contained in the Trust. The ratings are as follows:

The UBS Equity Ratings System

UBS rating	Definition	UBS rating	Definition	Rating category
Buy 1	FSR[1] is > 10% above the MRA[2], higher degree of predictability[3]	Buy 2	FSR[1] is > 10% above the MRA[2], lower degree of predictability[3]	Buy
Neutral 1	FSR[1] is between –10% and 10% of the MRA[2], higher degree of predictability[3]	Neutral 2	FSR[1] is between –10% and 10% of the MRA[2], lower degree of predictability[3]	Hold/Neutral
Reduce 1	FSR[1] is > 10% below the MRA[2], higher degree of predictability[3]	Reduce 2	FSR[1] is > 10% below the MRA[2], lower degree of predictability[3]	Sell

[1]	Forecast Stock Return (FSR) is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months.

[2]	Market Return Assumption (MRA) is defined as the one-year local market interest rate plus 5% (an approximation of the equity risk premium).

[3]	Predictability Level: The predictability level indicates an analyst's conviction in the FSR. A predictability level of '1' means that the analyst's estimates of FSR is in the middle of a narrower, or smaller, range of possibilities. A predictability of '2' means that the analyst's estimate of FSR is in the middle of a broader, or larger, range of possibilities.

Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.

Additional Deposits.    After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Portfolio stocks (‘‘Additional Securities’’), in the Trust where additional Units are to be offered to the public (see ‘‘The Trust’’ in this Prospectus Part B). The Trust, when acquiring such Additional Securities, may purchase stocks notwithstanding that, at the time of such purchase, such stocks may no longer be rated Buy by the Sponsor. Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during such deposits of Additional Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Additional Securities. (See ‘‘The Trust’’ and ‘‘Risk Factors and Special Considerations’’ in this Prospectus Part B.)

Public Offering Price.    Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $15.00 per 1,000 Units over the seventh (7th) (January, 2007) through twelfth (12th) (June, 2007) months of the Trust's 16 month life. For example, on the Initial Date of Deposit, on a $1,000 investment, $990 is invested in the Trust and a $10 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $2.50 per 1,000 Units will be deducted from the Trust's net asset value on the 2nd Business Day prior to the tenth (10th) day of each month from months seven (7) through twelve (12) for a total of $15.00 over the Trust's 16 month life. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The sales charges are reduced on a graduated scale for volume purchasers and are reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit and any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price set forth under ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment may, depending on the date of such redemption or purchase, have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption (see ‘‘Public Offering of Units’’ in this Prospectus Part B). In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in ‘‘Public Offering Price’’ in this Prospectus Part B.

Distributions.    The Trustee will make distributions on the Distribution Dates (see ‘‘Distributions’’ and ‘‘Administration of the Trust’’ in this Prospectus Part B). Unitholders may elect to have their Income and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see ‘‘Reinvestment Plan’’ in this Prospectus Part B). (Such Units, like all Units, will be subject to Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his or her pro rata share of the Trust's assets, less expenses. See ‘‘Termination of the Trust’’ in this Prospectus Part B. The sale of stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

Termination.    Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in-kind for distributions in excess of $500,000) after the Trust terminates (see ‘‘Termination of the Trust’’ in this Prospectus Part B). Under normal circumstances the Trustee will sell the stocks held in the Trust within fifteen (15) days of the Trust's Mandatory Termination Date. Moneys held upon such sale or maturity of Trust stocks will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately 16 months after the Initial Date of Deposit regardless of market conditions at the time (see ‘‘Termination of the Trust’’ and ‘‘Federal Income Taxes’’ in this Prospectus Part B.)

Exchange Option.    Unitholders may elect to exchange any or all of their Units of this Trust for units of one or more of any series of unit investment trust sponsored by UBS Financial Services Inc., at a reduced sales charge under certain circumstances as described under ‘‘Public Offering of Units—Exchange Option’’ in this Prospectus Part B.

Market for Units.    The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge (see ‘‘Public Offering of Units—Public Offering Price’’ and ‘‘Valuation’’ in this Prospectus Part B). If a secondary market is not maintained, a Unitholder may dispose of his or her Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units ‘‘in-kind’’ by distributing Trust stocks to the redeeming Unitholder (see ‘‘Redemption’’ in this Prospectus Part B).

THE TRUST

The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement * (‘‘Indenture’’) dated as of the Initial Date of Deposit, between UBS Financial Services Inc., as Sponsor, and Investors Bank & Trust Company, as Trustee (‘‘Trustee’’). The objective of the Trust is total return through an investment in dividend-paying stocks selected by the Sponsor at the time the Trust's Portfolio was constructed. Of course, there can be no assurance that the objective of the Trust will be achieved.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Portfolio stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the stocks was determined on the basis described under ‘‘Valuation’’ in this Prospectus Part B. In exchange for the deposit of the contracts to purchase the stocks, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the stocks in the Trust's Portfolio (determined by reference to the number of shares of each issue of such stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the Initial Offering Period, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Portfolio stock. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a stock but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of stocks or to reflect a sale or other disposition of a stock. It may not be possible to maintain the exact original proportionate relationship among the stocks deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of stocks (see ‘‘Administration of the Trust—Portfolio Supervision’’ in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see ‘‘Public Offering of Units—Public Offering Price’’ in this Prospectus Part B), resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the Initial Offering Period must replicate the proportionate relationship among the number of shares of each of the stocks comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds there from shall be added to the Income Account (see ‘‘Administration of the Trust’’ and ‘‘Reinvestment Plan’’ in this Prospectus Part B).

* Reference is hereby made to such Trust Indenture and Agreement and any statements contained in both Parts A and B of this Prospectus are qualified in their entirety by the provisions of such Trust Indenture and Agreement.

On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Portfolio and net income of the Trust set forth under ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of stocks in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of stocks in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust (see ‘‘Termination of the Trust’’ in this Prospectus Part B).

Investors should be aware that the Trust, unlike a mutual fund, is not a ‘‘managed’’ fund and as a result the adverse financial condition of a company will not result in the elimination of its stock from the Portfolio except under certain limited circumstances (see ‘‘Administration of the Trust—Portfolio Supervision’’ in this Prospectus Part B). In addition, stocks will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated dividend yields or rates of appreciation.

The issuers of Securities in the Trust's portfolio may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open.

The Trust is not managed and has been structured with certain automatic provisions contained in the Indenture, including criteria to be applied in the event of a tender offer, merger or reorganization. The foregoing may interfere with the Trust's ability to maximize its objectives and, consequently, a Unitholder's value. In such case, Unitholders shall have no rights against the Trust, the Sponsor, the Trustee or any other party associated with the Trust. The foregoing is not a disclaimer of responsibilities under Section 36 of the Investment Company Act of 1940.

In the event the Trustee is notified of any vote to be taken or proposed to be taken by holders of the securities held by the Trust in connection with any proposed merger, reorganization, spin-off, split-off or split-up by the issuer of securities held in the Trust, the Trustee shall use its best efforts to vote the securities as closely as practicable in the same manner and in the same general proportion as the Portfolio securities held by owners other than the Trust are voted. In the event that an offer shall be made by any person to exchange stock or securities for any Portfolio securities (including but not limited to a tender offer), the Trustee shall reject such offer. If stock or other securities are received by the Trustee, with or without cash, as a result of any merger, reorganization, tender offer, spin-off, split-off, or split-up by the issuer of Portfolio securities held in the Trust Fund or in exchange for Portfolio securities (including any stock or securities received notwithstanding the Trustee's rejection of an offer or received without an initial offer), the Trustee, at the direction of the Sponsor, may retain or sell such stock or securities in the Trust Fund. Any stock or securities so retained shall be subject to the terms and conditions of the Indenture to the same extent as the Portfolio securities originally deposited hereunder. The Trustee shall give notice to the Unitholders of the retention of stock or securities acquired in exchange for Portfolio securities within five Business Days after such acquisition.

Additional shares of Portfolio securities received as a distribution on Portfolio securities (other than shares received in a non-taxable distribution which shall be retained by the Trust Fund) shall be sold and the proceeds credited to the Income Account.

Investors should note that UBS Financial Services Inc., UBS AG, UBS Securities LLC and other affiliates, in their general securities business, act as agent or principal in connection with the purchases and sales of equity securities, including the stocks in the Trust's Portfolio, and may act as a market maker in certain of such stocks. UBS Financial Services Inc., UBS AG, UBS Securities LLC and other affiliates also from time to time issue reports and may make recommendations relating to equity securities, including the stocks in the Trust's Portoflio, and have provided, and may continue to provide, investment banking services to the issuers of the stocks in the Trust's Portfolio.

Investors should note in particular that the stocks in the Trust were selected by the Sponsor on the date set forth in this Prospectus Part A prior to the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold stocks originally selected through this process. This may be the case even though the stocks may no longer be rated Buy by the Sponsor. In addition, the Sponsor may continue to sell Trust Units even if UBS Financial Services Inc. changes a recommendation relating to one or more stocks in the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS

An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

The Trust is not appropriate for investors who require high current income or seek conservation of capital.

Common stocks do not represent an obligation of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the stocks in the Trust's Portfolio may be expected to fluctuate over the life of the Trust.

Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See ‘‘Schedule of Investments’’ in Part A.) ADRs evidence American Depositary Shares (‘‘ADS’’), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term ‘‘ADR’’ generally includes ‘‘ADS’’.) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. UBS Financial Services Inc. observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Trust stocks and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are investment risks common to all equity issues. Portfolio stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Portfolio stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

Investors should note that the Trust's objective may not be realized because the stocks held in the Portfolio may not perform as well as expected, and other investment vehicles with similar investment objectives may hold stocks that outperform the Trust's stocks during the Trust's lifetime. Additionally, there is no guarantee that the Investment Strategy will be successful.

The Sponsor's buying and selling of the Trust stocks, especially during the initial offering of Units of the Trust, or to satisfy redemptions of Units or to reimburse the Sponsor for the Initial Organizational

Costs or to pay the Creation and Development Fee or the accrued Deferred Sales Charge to the Sponsor, may impact upon the value of the Portfolio stocks and the Units. During the Initial Public Offering the Sponsor may also purchase large blocks of the Portfolio stocks in connection with the offering of other investment funds holding substantially the same portfolio of stocks as the Trust. The Sponsor's acquisition of certain of the stocks in open market purchases may have the unintended result of increasing the market price for such stocks during the period that the Sponsor is acquiring stocks for the Trust.

Additional Securities may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under ‘‘The Trust.’’ To the extent the price of a stock increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that stock and more or less of the other stocks in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a stock increases, Unitholders will have an interest in fewer shares of that stock, and if the price of a stock decreases, Unitholders will have an interest in more shares of that stock, than if the stock had been purchased on the date cash was deposited with instructions to purchase the stock. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs, such as brokerage fees, incurred in connection with the acquisition of Additional Securities will be borne by the Trust and will affect the value of every Unitholder's Units. Your Units will be worth less as a result of the Trust's payment of brokerage fees and other expenses.

Investors should note that the Trust has adopted an internal policy that prohibits the ownership of any issue of Portfolio stock by all Special Situations Trusts combined beyond 9.9% of the then-current outstanding common stock of such issuer. The Sponsor is authorized to immediately discontinue the offering of any additional Units of any Special Situations Trust, including those to be created for Reinvestment Plan purposes, until such time as all Special Situations Trusts, in the aggregate, hold less than 9.9% of the then-current outstanding common stock of such issuer.

In the event a contract to purchase a Portfolio stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made fifteen (15) days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust's assets fully in an attempt to take advantage of various market conditions to improve the Trust's net asset value, but may dispose of Portfolio stocks only under certain limited circumstances (see the discussion below relating to disposition of stocks which may be the subject of a tender offer, merger or reorganization and also the discussion under the caption ‘‘Administration of the Trust—Portfolio Supervision’’ in this Prospectus Part B).

Although the Trust is not managed, the Trust Portfolio may not remain constant during the life of the Trust. The Trustee may be required to sell Portfolio securities to pay Trust expenses, to tender Portfolio securities under certain circumstances or to sell Portfolio securities in the event certain negative events occur. The sale of securities from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid. If many investors sell their Units, the Trust will have to sell Portfolio securities. These sales could result in losses for the Trust and increase your share of Trust expenses. Due to merger and acquisition activity, as well as the reasons described above, the Trust may have to tender or sell securities in the Trust Portfolio. If the Trust must tender or sell Portfolio securities for any of these reasons, such tenders or sales may reduce the diversification of your investment.

A number of the stocks in the Trust's Portfolio may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain stocks from such clients' accounts in instances where a sale of such stocks by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such stocks. As a result, the amount realized upon the sale of the stocks from the Trust's Portfolio may not be the highest price attained for an individual stock during the life of the Trust.

The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the stocks deposited into the Trust's Portfolio on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the stocks, during the last three years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Trust's Portfolio stocks on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the stocks are listed. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them. Although the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them, all such trades are executed separately from, and have no influence upon, any trades in Securities that may be made on behalf of the Trust itself. The Sponsor does not execute trades on behalf of the Trust.

Except as may be disclosed in Part A of this Prospectus, the Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Trust, although pending litigation may have a material adverse effect on the value of stocks in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the stocks in the Portfolio or the issuers of such stocks. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Trust's Portfolio stocks to achieve their business goals.

Certain of the Trust's Portfolio stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see ‘‘Administration of the Trust—Portfolio Supervision’’ in this Prospectus Part B).

FEDERAL INCOME TAXES

In the opinion of Carter Ledyard & Milburn LLP, counsel for the Sponsor, under existing law:

1.   The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see ‘‘Reinvestment Plan’’ in this Prospectus Part B).

2.   Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

3.   The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

General.    Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Portfolio stocks, gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust (see ‘‘Tax Law Applicable to Dividends and Long Term Capital Gain,’’ below).

Distributions with respect to Portfolio stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation (as calculated under the U.S. tax accounting principles), will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates.

To the extent distributions with respect to a Portfolio stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Portfolio stock.

A Unitholder who is an individual, estate or trust may be disallowed certain ‘‘miscellaneous’’ itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

Unitholders will be taxed in the manner discussed above regardless of whether distributions from the Trust are actually received by the Unitholder in cash or are reinvested pursuant to the ‘‘Reinvestment Plan’’ described later in this Prospectus Part B. Unitholders exercising the ‘‘Exchange Option’’ may also experience certain adverse tax consequences as described in ‘‘Public Offering of Units—Exchange Option’’ in this Prospectus Part B.

Corporate Dividends-Received Deduction.    Corporate holders of Units may be eligible for the dividends-received deduction with respect to their pro rata share of dividends received by the Trust from U.S. corporations, if any, subject to the limitations provided in Sections 246 and 246A of the Code. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.

Tax Law Applicable to Dividends and Long-Term Capital Gain.    Dividends received by noncorporate Unitholders, and long-term capital gain realized by noncorporate Unitholders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2010. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions or in certain other situations. Unitholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Gain or Loss on Sale.    If a Unitholder sells or otherwise disposes of a Unit, the Unitholder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition allocable to the Portfolio Stocks and the Unitholder's adjusted tax bases in the Portfolio Stocks. In general, such adjusted tax bases will equal the Unitholder's aggregate cost for the Unit. The gain or loss will be capital gain or loss if the Unit and underlying Portfolio Stocks were held as capital assets. Each Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Portfolio Stock is sold or otherwise disposed of for an amount greater or less than the Portfolio Stock's per Unit tax cost.

Withholding For Citizen or Resident Investors.    In the case of any noncorporate unitholder that is a citizen or resident of the United States a ‘‘backup’’ withholding tax at the currently applicable rate of 28% will apply to certain distributions of the Trust unless the Unitholder properly completes and files, under penalties of perjury, IRS Form W-9 (or its equivalent).

The foregoing discussion is a general summary and relates only to certain aspects of the federal income tax consequences of an investment in the Trust. Unitholders may also be subject to state and local taxation. Each Unitholder should consult its own tax advisor regarding the federal, state and local tax consequences of ownership of Units.

PUBLIC OFFERING OF UNITS

Public Offering Price.    The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, by the number of Units outstanding plus the sales charge. (See ‘‘Valuation’’ in this Prospectus Part B.) The Public Offering Price on any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price calculated on the Business Day prior to the Initial Date of Deposit (as set forth under ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospecuts) due to fluctuations in the value of the Portfolio stocks, among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the ‘‘SEC’’) and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's Portfolio. The sales charge will not be assessed on those securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See ‘‘Administration of the Trust—Accounts’’ in this Prospectus Part B for a description of the method by which the Trustee will sell such securities.

Sales Charge and Volume Discount.    Units will be charged a Total Sales Charge of approximately 2.50% per 1,000 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be 1.00% of the Public Offering Price. Assuming a purchase on the Initial Date of Deposit of 1,000 Units, the Initial Sales Charge will be $10.00. Commencing in the seventh (7th) month and continuing through the twelfth (12th) month of the Trust's 16 month life, the Total Deferred Sales Charge per 1,000 Units will be $15.00 ($2.50 per month), approximately 1.50% of the Public Offering Price. Because the Deferred Sales Charge per 1,000 Units is $15.00 regardless of the price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if you buy 1,000 Units for $1,000 (including the Initial Sales Charge of $10.00) and hold the Units until the Trust terminates, you would pay a Total Sales Charge of $25.00 or 2.50% of the acquisition price for such Units. If, however, you buy 1,000 Units for $900 (including the Initial Sales Charge of $9.00, you will pay a Total Sales Charge of $24.00 or 2.67% of the acquisition price for such Units. Conversely, if an investor bought 1,000 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $26.00 or 2.36% of the acquisition price for such Units.

The monthly Deferred Sales Charge is a charge of $2.50 per 1,000 Units and is accrued in six (6) monthly installments during the life of the Trust. Units purchased after an accrual date for a Deferred Sales Charge installment are not subject to any Deferred Sales Charge installments prior to such purchase date. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor, upon the Sponsor's request. The Trustee is directed to sell Portfolio securities to make this payment. It is anticipated that securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment. Investors will be at risk for market price fluctuations in the Portfolio securities from the several installment accrual dates to the date of actual sales of such securities to satisfy this liability.

A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 50,000 Units, applied on whichever basis is more favorable to the purchaser.

	Initial Sales Charge		Total Sales Charge		Maximum Dollar Amount of Deferred Sales Charge per 1,000 Units
Aggregate Dollar Value of Units*	As % of Public Offering Price	As % of Net Amount Invested	As % of Public Offering Price	As % of Net Amount Invested
Up to $49,999	1.00%	1.01%	2.50%	2.56%	$15.00
$50,000 to $99,999	0.75%	0.76%	2.25%	2.30%	$15.00
$100,000 to $249,999	0.25%	0.25%	1.75%	1.78%	$15.00
$250,000 to $999,999	0.00%	0.00%	1.50%	1.52%	$15.00
$1,000,000 or more	0.00%	0.00%	0.75%	0.76%	$7.50

*	The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see ‘‘Reinvestment Plan’’ in this Prospectus Part B).

Employee Discount.    Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust at a reduced sales charge.

Eligible Accounts.    Investors holding Units of the Trust in certain eligible fee-based accounts offered by the Sponsor will pay no sales charges.

Exchange Option.    Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of UBS Municipal Bond Fund (‘‘UBS Series’’); The Municipal Bond Trust (‘‘National Series’’); The Municipal Bond Trust, Multi-State Program (‘‘Multi-State Series’’); The Municipal Bond Trust, California Series (‘‘California Series’’); The Corporate Bond Trust (‘‘Corporate Series’’); UBS Pathfinders Trust (‘‘Pathfinders Series’’); the UBS Federal Government Trust (‘‘Government Series’’); The Municipal Bond Trust, Insured Series (‘‘Insured Series’’); or the Equity Opportunity Trust (‘‘Equity Series’’) (collectively referred to as the ‘‘Exchange Trusts’’), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge under certain circumstances as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series following the cut-off date announced by the Sponsor prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option.

Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. For example,

Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of this Trust and paid the Initial Sales Charge and any Deferred Sales Charges that, in total, was an amount less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trust which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months and otherwise complies with the Exchange Option as described below. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange. Owners of Units of this Trust electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge (‘‘Deferred Sales Charge Units’’) will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

The Sponsor will permit exchanges at the reduced sales charge as described below provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this Trust and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his or her Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

An exchange of units pursuant to the Exchange Option will normally constitute a ‘‘taxable event’’ under the Code, i.e., a Unitholder will recognize a tax gain or loss. Unitholders are advised to consult their own tax advisors as to the tax consequences of exchanging units in their particular case.

The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he or she wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his or her Units without further instruction from the Unitholder.

Unitholders may exercise the Exchange Option only within 30 days following the sale of their Units of this series to the Sponsor. Thereafter, Units of any Exchange Trust will be purchased at the then-current sales charge for such Units, rather than at the reduced sales charge as provided under the Exchange Option. To exercise the Exchange Option, a Unitholder should notify the Sponsor of his or her desire to exercise the Exchange Option and to use the proceeds from the sale of his or her Units of this series to purchase units of one or more of the Exchange Trusts. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the Unitholder resides, the Unitholder may select the series or group of series for which he or she desires his or her investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he or she indicates interest.

The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the Trust Fund Evaluation per Unit (see

‘‘Public Offering of Units—Secondary Market’’). Units of the Exchange Trust, however, will be sold to the Unitholder at a reduced sales charge as discussed above. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

Conversion Option.    Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 2.5% (a ‘‘Conversion Trust’’) may elect to apply the cash proceeds of the sale of those units (‘‘Conversion Trust Units’’) directly to acquire available units of any Exchange Trust having an up-front sales load at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units also will be permitted to use the cash proceeds received from the sale of those units to acquire units of this Trust, or any other Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. In the case of existing UBS Financial Services Inc. clients, Unitholders may exercise the Conversion Option only within 30 days following the sale of their Conversion Trust Units to the Sponsor. Thereafter, Units of any Exchange Trust will be purchased at the then-current sales charge for such Units, rather than at the reduced sales charge as provided under the Conversion Option. To exercise this Conversion Option, the owner should notify his or her retail broker. He or she will be given a prospectus for each series in which he or she indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. In addition, any dealer other than UBS Financial Services Inc. must certify to the Sponsor that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option as described herein. The dealer will be entitled to two-thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable, than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion see ‘‘Public Offering of Units—Exchange Option’’ in this Prospectus Part B.

Distribution of Units.    The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. (‘‘NASD’’) at prices which include a concession during the initial offering period, as set forth in the table below.

Aggregate Dollar Value of Units	Concession
Less than $50,000	2.20%
$50,000 to $99,999	2.00%
$100,000 to $249,999	1.60%
$250,000 to $999,999	1.40%
$1,000,000 or more	0.75%

The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

Secondary Market for Units.    While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under ‘‘Redemption’’ in this Prospectus Part B. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second Business Day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Redemption requests in excess of $500,000 may be redeemed ‘‘in-kind’’ as described under ‘‘Redemption.’’ The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the Stocks in the Trust, nor that of the Units.

Investors should note that the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

A Unitholder who wishes to dispose of his or her Units should inquire of his or her bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see ‘‘Redemption’’ in this Prospectus Part B).

Sponsor's Profits.    In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Portfolio stocks to the Sponsor and the price at which it deposits the stocks in the Trust in exchange for Units, which is the value of the Portfolio stocks, determined by the Trustee as described under ‘‘Valuation’’ in this Prospectus Part B. The cost of Portfolio stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Portfolio securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Tower, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee, but any applicable Deferred Sales Charge installments, as described below, will be deducted at that time. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Any Units tendered to the Trustee for redemption that are not repurchased by the Sponsor will be cancelled and those Units will no longer be offered for sale.

Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See ‘‘Valuation’’ in this Prospectus Part B.) Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment, may, depending upon the date of such redemption, have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

A redemption request is deemed received on the Business Day when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 p.m. New York Time.) If it is received after that time, it is deemed received on the next Business Day. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a Business Day on the first Business Day prior thereto).

With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Portfolio Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Portfolio Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Portfolio Securities to be sold. (See ‘‘Administration of the Trust’’ in this Prospectus Part B.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units ‘‘in kind’’ by distributing Portfolio Stocks to the redeeming Unitholder. When Portfolio Stocks are so distributed, a proportionate amount of each such Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units ‘‘in kind’’ even if it is then maintaining a secondary market in Units of the Trust. Portfolio Securities will be valued for this purpose as set forth under ‘‘Valuation’’ in this Prospectus Part B. A Unitholder receiving a redemption ‘‘in kind’’ may incur brokerage or other transaction costs in converting the Portfolio Stocks distributed into cash. The availability of redemption ‘‘in kind’’ is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933.

To the extent that Portfolio Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Portfolio Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Portfolio at the time of redemption. In addition, because of the minimum amounts in which Portfolio

Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

The Trustee will calculate the Trust's value (‘‘Trust Fund Evaluation’’) per Unit at the Evaluation Time set forth under ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus (1) on each Business Day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the Business Day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Trust's Portfolio Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Portfolio Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Portfolio Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts, if any, owed to the Sponsor in reimbursement of Initial Organizational Costs and the Creation and Development Fee and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business Days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

The value of Stocks will be determined by the Trustee in good faith in the following manner: if the Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the NASDAQ Stock Market, such evaluation will be based on the closing sale price on that day or, in the case of the NASDAQ, at the official closing price on that day on the exchange which is the principal market for the Stock (deemed to be the New York Stock Exchange if the Stocks are listed thereon). If the Trustee determines that such price is not a basis for the value of the stocks, then: (1) if there is no such appropriate closing sale price on such exchange, at the mean between the closing bid and asked prices on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation), (2) if the Stocks are not so listed or, if so listed and the principal market for the Stock is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation), or (3) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination of the above. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

The Trust's Portfolio Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the Business Day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See ‘‘Essential Information’’ in Part A of this Prospectus). The prices of Portfolio Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Portfolio Securities made to reimburse the Sponsor for the Initial Organizational Costs.

EXPENSES OF THE TRUST

The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $0.00035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of unit investment trusts sponsored by UBS Financial Services Inc. in any calendar year exceed the aggregate cost to it of supplying such services in such year.

For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $0.00170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $0.00079 per Unit, which include, but are not limited to certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture or to the extent the Trustee, including its affiliates, acting in its individual capacity, provides other services, such as brokerage services, to the Trust.

The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled ‘‘All Services Less Rent’’ in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see ‘‘Administration of the Trust—Accounts’’ in this Prospectus Part B): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or willful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $0.00050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Trust's Portfolio Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Trust's Portfolio Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell such Securities to meet the expenses of the Trust. Portfolio Securities will be selected in the same manner as is set forth under ‘‘Redemption’’ in this Prospectus Part B.

RIGHTS OF UNITHOLDERS

Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.

DISTRIBUTIONS

The Trustee will distribute net dividends and interest, if any, from the Income Account and will make distributions from the Capital Account to Unitholders of record on the preceding Record Date on the Distribution Dates set forth in ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. Distributions of less than $0.0050 per Unit need not be made from the Capital Account on any Distribution Date. See ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See ‘‘Reinvestment Plan’’ in this Prospectus Part B.)

Upon termination of the Trust, each Unitholder of record on such date will receive his or her pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See ‘‘Termination of the Trust’’ in this Prospectus Part B.) As discussed above under ‘‘Public Offering of Units—Exchange Option’’, Unitholders in lieu of receiving his or her pro rata share of such amounts, may acquire Units of an Exchange Trust.

REINVESTMENT PLAN

Income Account and Capital Account distributions on Units may be automatically reinvested in additional Units of the Trust without any Initial Sales Charge by participating in the Trust's Reinvestment Plan (the ‘‘Reinvestment Plan’’). To participate in the Reinvestment Plan, a Unitholder must contact his or her broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under ‘‘The Trust’’ in this Prospectus Part B. If a Unitholder elects to participate in the Reinvestment Plan, in addition to the reinvestment Units he or she will receive, the Unitholder will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan (except that in no event may the Reinvestment Plan be amended or modified in such a way as to require payment of deferred sales charges on Reinvestment Units unless the Unitholder will receive additional Units or cash to offset such deferred sales charges) at any time without prior notice. Unitholders receiving Units as a result of their participation in the Reinvestment Plan will be taxed with respect to such Units in the manner described in ‘‘Federal Income Taxes’’ earlier in this Prospectus Part B.

ADMINISTRATION OF THE TRUST

Accounts.    All dividends and interest received on the Trust's Portfolio Securities, proceeds from the sale of such Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

The Trustee will credit on its books to an Income Account dividends and interest income, if any, on Portfolio Stocks in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under ‘‘Valuation’’ in this Prospectus Part B.

The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See ‘‘Expenses of the Trust’’ in this Prospectus Part B.) In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See ‘‘Redemption’’ in this Prospectus Part B.)

In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs, (2) the Creation and Development Fee and (3) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor, (2) paying the Creation and Development Fee and (3) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Portfolio Securities. Upon notification from the Sponsor that the Initial Offering Period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Portfolio Securities in an amount equal to the Initial Organizational Costs and the Creation and Development Fee as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Portfolio Securities to pay such sales charges until after the date of the final installment.

The Trustee may establish reserves (‘‘Reserve Account’’) within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

Reports and Records.    With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of Portfolio Securities and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

Within a reasonable period of time after the end of calendar year 2006, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Portfolio Securities sold during such year and the Portfolio Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December; and (4) amounts distributed to Unitholders during such year. In addition, within a reasonable period of time after the termination of the Trust, the Trustee will furnish each person who was a Unitholder at any time during the calendar year 2007 a report similar to an annual report, which will cover the time period from January 1, 2007 to the termination date.

Portfolio Supervision.    In accordance with the Investment Company Act of 1940 and the provisions of the Indenture, the Portfolio of the Trust is not ‘‘managed’’ by the Sponsor or the Trustee. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Portfolio Security upon the occurrence of any materially adverse market or credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholders.

Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under ‘‘The Trust’’ in this Prospectus Part B. The Trustee may also dispose of Securities where necessary to pay Initial Organizational Costs, the Creation and Development Fee, Trust expenses, Deferred Sales Charge installments or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion.

AMENDMENT OF THE INDENTURE

The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see ‘‘Distributions’’ in this Prospectus Part B). There can be no assurance that a favorable no-action letter response will be received.

The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Portfolio Stocks upon completion of the deposit of such Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

Under normal circumstances it is anticipated that the Trustee will sell the Portfolio Securities held in the Trust within 15 days of the termination of the Trust. Moneys held upon the sale of Portfolio Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. Upon termination of the Trust and after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will then distribute to each Unitholder, such Unitholder's pro rata share in the Income and Capital Accounts. The sale of Portfolio Stocks held in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

The Sponsor, UBS Financial Services Inc., is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor, its parent and other affiliates are engaged in security and commodity brokerage businesses as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

The Sponsor is an affiliate of UBS Securities LLC and a wholly-owned subsidiary of UBS AG. The combined U.S. research team consists of approximately 80 senior analysts following over 800 companies. Together, the Sponsor and its affiliates have a total of approximately 400 analysts worldwide.

The Sponsor, UBS AG, UBS Securities LLC or other affiliates of the Sponsor (collectively, ‘‘Affiliated Entities’’) may have acted as underwriter, manager or co-manager of a public offering of the Securities during the last three years; they may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of the Securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of any of the Affiliated Entities may be an officer or director of one or more of the issuers of the Securities. Each of the Affiliated Entities may have either a long or short position in any of the Securities or in options on them. Although any of the Affiliated Entities may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them, all such trades are executed separately from, and have no influence upon, any trades in Securities that may be made on behalf of the Trust itself. None of the Affiliated Entities execute trades on behalf of the Trust.

The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Stocks in the Trust.

The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

CODE OF ETHICS

The Trust and the Sponsor have each adopted a code of ethics regarding personal securities transactions by the Sponsor's employees. The Code permits investments in securities, including securities that may be purchased or held by the Trust. The Code is designed to prevent fraud, deception and misconduct against the Trust and to provide for reporting of personal securities transactions by certain employees. The Code is on file with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. For information on operations of the Public Reference Room, call the SEC at (202) 551-8090. The Code is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRUSTEE

The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356- 2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Stocks in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

The Trustee, including its affiliates, acting in its individual capacity and not as Trustee, may provide other services, such as brokerage services, to the Trust, and may otherwise deal with the Trust as if it were not the Trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Statement of Net Assets and Schedule of Investments audited by Ernst & Young LLP, independent registered public accounting firm, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

The legality of the Units offered hereby has been passed upon by Carter Ledyard & Milburn LLP, 2 Wall Street, New York, New York, as counsel for the Sponsor.

Equity Opportunity Trust
Special Situations Series 13

TRUSTEE:	SPONSOR:
Investors Bank & Trust Company Hancock Tower 200 Clarendon Street Boston, MA 02116 (800) 356-2754	UBS Financial Services Inc. 1000 Harbor Boulevard Weehawken, NJ 07086 (201) 352-3000 www.ubs.com/uit

This Prospectus does not include all of the information with respect to Equity Opportunity Trust Special Situations Series 13 set forth in its Registration Statement filed with the Securities and Exchange Commission (the ‘‘Commission’’) in Washington, DC under the:

•	Securities Act of 1933 (File No. 333-135375) and

•	Investment Company Act of 1940 (File No. 811-3722)

To obtain copies from the Commission at prescribed rates—

Write:	Public Reference Section of the Commission 100 F Street, N.E., Washington, DC 20549

Call:	1-202-942-8090

Visit:	http://www.sec.gov

No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.

Prospectus dated July 19, 2006

                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.
          Written consents of the following persons:
               Ernst & Young LLP (included in Exhibit 99.C2) Carter Ledyard &
               Milburn LLP (included in Exhibits 99.2 and 99.C1)

     The following exhibits:

Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS
Financial Services Inc. under the Securities Act of 1933, the Securities
Exchange Act of 1934 or the Investment Company Act of 1940, respectively, and are incorporated herein by reference to such reports.

               1.   Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between UBS Financial Services Inc.,
                    Depositor and Investors Bank & Trust Company, as Trustee
                    (incorporated by reference to Exhibit 2 in File No.
                    333-55697 filed on July 29, 1998, amended in Exhibit 9 in
                    File No. 333-87820 filed on June 25, 2002 and Exhibit 8 in
                    File No. 333-101833 filed on January 23, 2003).

               2.   Ex.-99.A2 - Copy of Trust Indenture and Agreement between
                    UBS Financial Services Inc., Depositor, and Investors Bank &
                    Trust Company, as Trustee (incorporating by reference
                    Standard Terms and Conditions of Trust, as amended, dated as of July 1, 1998 filed on July 29, 1998, amended on June 25,
                    2002 and January 23, 2003).

               3.   Ex.-99.A5 - Form of Certificate of Ownership (included in
                    Standard Terms and Conditions of Trust referenced above).

               4.   Ex. -99.A6 - Restated Certificate of Incorporation of UBS
                    Financial Services Inc. dated May 15, 2003 (incorporated
                    herein by reference to Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-106185)
                    filed on June 19, 2003.)

               5.   Ex.-99.A6 - By-Laws of UBS Financial Services Inc., as
                    amended, dated June 10, 1991 and still in effect
                    (incorporated by reference to Exhibit 1.8 to the
                    Registration Statement on Form S-6 for the Municipal
                    Investment Trust Fund, Monthly Payment Series 573 Defined
                    Assets Funds (Reg. No. 333-08241) filed on July 7, 1996).

               6.   Ex.-99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

               7.   Ex.-99.C3 - Powers of Attorney, dated March 8, 2006,
                    incorporated herein by reference to Ex. 24 to the
                    Registration Statement on Form S-6 for UBS Equity
                    Opportunity Trust, Special Situations Series 13, File No.
                    333-135375.

               8.   Ex.-99.C2 - Consent of Ernst & Young LLP, Independent
                    Registered Public Accounting Firm.

               9.   Ex.-99.A11 - Code of Ethics of UBS Financial Services Inc.
                    Unit Trusts dated December 7, 2005 (incorporated herein by reference to Exhibit No. 9 to Amendment No. 1 to the
                    Registration Statement on Form S-6 (File No. 333-12948)
                    filed on December 8, 2005.)

                              FINANCIAL STATEMENTS
                              --------------------

1. Statement of Net Assets of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

UBS Financial Services Inc. - Financial Statements incorporated by reference to the Sponsor's most recent Form 6-K containing Financial Statements (File No.
1-15060), filed on JUNE 2, 2006.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the registrant,
Equity Opportunity Trust, Special Situations Series 13, has duly caused this
Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New
York on the 19th day of July, 2006.

ALTERNATIVE FORM OF SIGNATURES FOR FILINGS UNDER RULE 487

     The registrant, Equity Opportunity Trust, Special Situations Series 13
hereby identifies Equity Opportunity Trust, Growth Stock Series 15 and 16, ABCs
Trust Series 1 and Value Select Ten Series 2001C for purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with rule 460 under the Securities Act of 1933.

SIGNATURE

                  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of New York, and State of New York, on the 19TH DAY OF JULY, 2006.

                                 EQUITY OPPORTUNITY TRUST,
                                 SPECIAL SITUATIONS SERIES 13
                                 (Registrant)

                                 By: UBS Financial Services Inc.
                                 (Depositor)

                                 /s/ Richard Stewart
                                 --------------------
                                 Richard Stewart
                                 Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of UBS Financial
Services Inc. the Depositor by the following persons who constitute a majority its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 19TH DAY OF JULY, 2006.

UBS FINANCIAL SERVICES INC.
Name                              Office
----                              ------

Marten S. Hoekstra         Chairman, President and Chief Executive Officer, UBS
                           Financial Services Inc.*

Robert J. Chersi           Managing Director,  Treasurer, Chief Financial
                           Officer and Assistant Secretary, UBS Financial
                           Services Inc. *

Diane Frimmel              Managing Director, UBS Financial Services Inc. *

Michael A. Weisberg        Managing Director, UBS Financial Services Inc.

David Lawrence Zoll        Managing Director, UBS Financial Services Inc. *

                              By:
                                   /s/ Richard Stewart
                                   -------------------
                                   Richard Stewart
                                   Attorney-in-fact*

----------------
*    Executed copies of the Power of Attorney have been previously  filed as Ex.
     24 to the Registration Statement on Form S-6, File No. 333-135375.

                                  EXHIBIT INDEX

          1.   Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of
               July 1, 1998 between UBS Financial Services Inc. (formerly: UBS
               PaineWebber Inc.), Depositor and Investors Bank & Trust Company,
               as Trustee (incorporated by reference to Exhibit 2 in File No.
               333-55697 filed on July 29, 1998, amended in Exhibit 9 in File
               No. 333-87820 filed on June 25, 2002 and Exhibit 8 in File No.
               333-101833 filed on January 23, 2003).

          2.   Ex.-99.A2 - Copy of Trust Indenture and Agreement between UBS
               Financial Services Inc., Depositor, and Investors Bank & Trust
               Company, as Trustee (incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998 filed on July
               29, 1998, amended on June 25, 2002 and January 23, 2003).

          3.   Ex.-99.A5 - Form of Certificate of Ownership (included in
               Standard Terms and Conditions of Trust referenced above).

          4.   Ex.-99.A6 - Restated Certificate of Incorporation of UBS
               Financial Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit No. 4 to Amendment No. 1 to the
               Registration Statement on Form S-6 (File No. 333-106185) filed on
               June 19, 2003.)

          5.   Ex.-99.A6 - By-Laws of UBS Financial Services Inc. (formerly: UBS
               PaineWebber Inc.), as amended, dated June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the
               Registration Statement on Form S-6 for the Municipal Investment
               Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg.
               No. 333-08241), filed on July 7, 1996).

          6.   Ex.-99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

          7.   Ex.-99.C3 - Powers of Attorney, dated March 8, 2006, incorporated herein by reference to Ex. 24 to the Registration Statement on
               Form S-6 for UBS Equity Opportunity Trust, Special Situations
               Series 13, File No. 333-135375.

          8.   Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Registered
               Public Accounting Firm.

          9.   Ex.-99.A11 - Code of Ethics of UBS Financial Services Inc. Unit
               Trusts dated December 7, 2005 (incorporated herein by reference to Exhibit No. 9 to Amendment No. 1 to the Registration Statement
               on Form S-6 (File No. 333-12948) filed on December 8, 2005.)